News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Third Quarter Financial Results

October 13, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its third quarter ended August 31, 2009. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Description of business
NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a world-class portfolio of projects, with 50% interests in two of the world’s largest gold and copper-gold projects, 100% of the Rock Creek gold mine and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper and silver resources. With senior operating partners contributing their construction and operating expertise, NovaGold’s projects offer lower risk and higher potential value than many other small mining companies can provide. In addition, all of NovaGold’s current properties are located in Alaska and British Columbia, regions with a long history of mining, established permitting standards and governments supportive of resource development, offering investors leverage to gold with low geopolitical risk.

Approach to business
NovaGold’s corporate growth strategy has been to acquire or partner in advanced-stage properties with an identified resource that has potential for further expansion. NovaGold leverages its exploration and development expertise to bring additional resources and value to shareholders with reduced risk and expense. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold is committed to upholding the highest environmental and social standards while focusing on delivering the financial growth its shareholders and partners expect. The Company has established a framework for sustainability reporting and is developing an implementation plan for reporting on activities at both head office and project sites. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Native Alaskan and First Nation groups from the outset at each project, NovaGold reduces project risk and identifies a responsible, critical path for development that considers the long-term impacts and benefits of operations.

Current market and economic conditions
Gold is traditionally seen as a financial safe haven and its strength has been unparalleled in times of economic uncertainty. Gold outperformed nearly all other asset classes in 2008 and has continued to perform well in 2009. With interest rates approaching all-time lows, investors look to gold as an investment option with significant upside. Even with the economic downturn, new middle classes are emerging in highly populated countries such as China and India. Management expects that as these groups continue to grow, so too will their demand for gold products and gold-based investments. In addition, the gold Exchange Traded Funds (“ETFs”) have developed a major new market for investment in gold.

The gold and copper markets have further rebounded through the first half of 2009 with prices opening the year at about US$850/oz and US$1.50/lb, ending March at about US$925/oz and US$1.75/lb and reaching US$950/oz and US$2.20/ lb, respectively, at the end of June. Since June, gold and copper prices have traded in a range between US$915–1015/oz and US$2.20 –2.90/lb, respectively, with prices strengthening in early August 2009. Gold and copper-related equities rebounded as a result of the higher metals prices, but equity prices of exploration and development-stage companies remain volatile and generally depressed relative to historical levels.

NovaGold has been one of the top performing gold and copper equities this year, though like many other exploration/development stage companies NovaGold still trades significantly below historical levels, even with the expansion of the company’s reserve and resource base and advancement of its projects toward production.

Recent developments
During the nine-month period ended August 31, 2009, the Company announced the results of a feasibility study completed by AMEC Americas Limited for the Donlin Creek project. Based on the feasibility study, the Donlin Creek mine would be a year-round, open-pit operation with a mill throughput of 53,500 tonnes per day and an anticipated mine life of 21 years, using the current 29.3 million ounce gold reserve base. During the first 5 full years gold production is expected to average 1.6 million ounces annually at an average total cash cost of US$394/oz., placing Donlin Creek costs in the lowest quartile of current gold producers. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz.

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. On June 5, 2009, the court granted the defendants’ motion to dismiss in part, dismissing all of the plaintiff’s claims under the Securities Act of 1933 concerning the registration statement, dismissing all claims against Galore Creek Mining Corporation, and dismissing certain claims against the Company and its officers and directors under the Securities Exchange Act of 1934. See “Legal actions” for more information.

NovaGold’s senior management team continues to streamline the Company and carefully manage cash to ensure financial stability. With the Donlin Creek feasibility study complete, efforts at the property will focus on advancing Donlin Creek smoothly through the permitting process and identifying additional optimization potential for the project. In addition, the Donlin Creek LLC is considering a drilling program with the goal of expanding the resource base and identifying non-refractory ore that can be mined with lower processing costs at the beginning of operations. The Rock Creek property remains on care and maintenance to preserve the existing infrastructure and investment while NovaGold determines the best path forward for the project. The Galore Creek property remains on care and maintenance; however, continued road building activities have established access to Km 48, approximately half the distance of the proposed access road.

Property review
Donlin Creek
Donlin Creek is NovaGold’s flagship property, with a feasibility study completed and pre-permitting activities underway to construct amine producing more than one million ounces of gold annually for more than 20 years. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property holds one of the largest known undeveloped gold deposits in the world, with 29.3 million ounces of gold reserves averaging 2.3 g/t gold, 6 million ounces of measured and indicated resources and an additional 4 million ounces of inferred resources. Life-of-mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold producing mines. Significant exploration potential remains in the Donlin Creek district.

During the nine months ended August 31, 2009, expenditures at the Donlin Creek project totaled approximately US$23.8 million of the US$28 million budgeted for 2009, with 50% contributed by NovaGold. Work focused on geotechnical drilling for the location of mine facilities, environmental baseline data collection, pre-permitting community advisory meetings and various optimization studies.

Galore Creek
Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck Resources (“Teck”) each hold a 50% interest. The 320,800 acre property holds one of the world’s largest and highest-grade undeveloped porphyry-related copper-gold-silver-deposits. The Galore Creek project is the subject of an October 2006 feasibility study; however, construction at the Galore Creek project was suspended in November 2007 while the Company and Teck reassess the project and evaluate alternative development strategies. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Optimization studies completed in 2008 identified a number of modified approaches to the project that show the potential for significant expansion of project throughput, a shorter construction schedule, relocation of the process facilities along the project access road to allow for easier construction and future expansion, and fewer risks associated with construction and operations.

The Galore Creek project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. Work this year has focused primarily on roadwork, establishing a usable road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to advance the project towards a construction decision. The Canadian federal government recently announced plans to support construction of the 287 kV Northwest Transmission Line (“NTL”) in northwestern British Columbia. If advanced, the NTL will bring a source of stable, renewable power to the region, which is good news for local communities and also for the many mining and renewable energy projects in the area, including Galore Creek.

During the nine months ended August 31, 2009, expenditures at the Galore Creek project totaled approximately $10.4 million. Under the terms of the Galore Creek partnership agreement, Teck is funding all costs for the project until it completes its buy-in obligations and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At August 31, 2009, Teck had approximately $26 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales will be used to support project costs in addition to Teck’s contributions. Any gain or loss will be reflected in the financial statements.

Rock Creek
NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with significant historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006. Commissioning start-up and systems testing began in September 2008 but was suspended in November 2008 as a result of unanticipated mechanical issues and higher than anticipated costs. The Company is evaluating the potential to recommence the start-up process at the Rock Creek project or possibly sell the property or an interest in the property to another company. The Company does not currently plan to restart commissioning activities at the Rock Creek mine in the near term.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the NOV, AGC will treat, inject, and apply water at an increased rate to reduce water levels behind the mine’s Tailings Storage Facility dam. If AGC does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time.

During the nine months ended August 31, 2009, expenditures at the Rock Creek project totaled approximately $12.5 million, with 100% contributed by NovaGold. The primary objective at Rock Creek in 2009 is to establish the structures and action plan required to ensure the project remains in compliance with all environmental regulations during next spring’s freshet. A care and maintenance team is working to protect the infrastructure and investment on site to position the project to resume start-up activities should NovaGold decide to put Rock Creek back into production.

Other properties
NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska, earning $1–$3 million annually.

Results of operations

 in thousands of Canadian dollars

	Three months ended August 31, 2009	Three months ended August 31, 2008	Nine months ended August 31, 2009	Nine months ended August 31, 2008
Project care and maintenance	8,587	5,408	24,064	9,209
Exploration expense	3,766	16,163	14,561	36,949
Foreign exchange loss (gain)	109	6,977	(11,453)	6,737
General and administrative expenses	2,403	343	4,642	3,342
Interest and accretion	3,446	-	15,841	-
Suspension cost recovery	-	-	(648)	(32,596)
Gain on disposal of investment	-	(33,534)	-	(48,812)
Earnings (loss) for the period after taxes	(18,113)	1,632	(51,364)	2,610
Basic and diluted earnings (loss) per share	(0.10)	0.02	(0.30)	0.02

For the three-month period ended August 31, 2009, the Company reported a net loss of $18.1 million (or $0.10 basic and diluted loss per share) compared to earnings of $1.6 million (or $0.02 basic and diluted earnings per share) for the corresponding period in 2008.

In 2008, the Company made a gain on disposal of investments of $33.5 million with no comparable amount in 2009. Other important variances are as follow: (a) interest and accretion expenses for the convertible debt and bridge loan in 2009 totaled $3.4 million, with no comparable charges in 2008, (b) project care and maintenance charges in 2009 were $8.6 million compared to $5.4 million in 2008, due primarily to having both Rock Creek and Galore Creek on care and maintenance in 2009, with just Galore Creek in 2008, (c) a $0.1 million foreign exchange loss in the third quarter of 2009, compared to a loss of $7 million in the same period of 2008, was due primarily to the effect on the Company’s US dollar denominated liabilities of the strengthening of the Canadian dollar against the US dollar, and (d) exploration costs were reduced from $16.2 million in 2008 to $3.8 million in 2009 reflecting reduced activity at Rock Creek and Galore Creek.

For the nine-month period ended August 31, 2009, the Company reported a net loss of $51.4 million (or $0.30 basic and diluted loss per share) compared to net earnings of $2.6 million (or $0.02 basic and diluted earnings per share) for the corresponding period in 2008.

In 2008, the Company made gains on disposal of investments totaling $48.8 million for its sale of its subsidiary NovaGreenPower and its investment in U.S. Gold Corporation, with no material comparable amounts in 2009. Other important variances are as follow: (a) the Company had project suspension cost recoveries, before non-controlling interest, of $32.6 million in 2008 compared with $0.6 million in 2009, (b) interest and accretion expenses for the convertible debt and bridge loan in 2009 were $15.8 million, with no comparable charges in 2008, (c) project care and maintenance in 2009 was $24.1 million compared to $9.2 million in 2008, (d) $5.8 million increase in non-cash stock-based compensation was incurred in 2009 compared to 2008, and (e) the increase in expenses was offset by $11.5 million in foreign exchange gain compared to a loss of $6.7 million in 2008.

Net revenues for the three-month period ended August 31, 2009 were $0.3 million compared to $1.4 million in the corresponding period in 2008. The decrease was primarily due to lower interest income from lower interest rates. The Company generates modest revenues from land and gravel sales and gold royalties.

Net revenues for the nine-month period ended August 31, 2009 were $1 million compared to $3.4 million in the corresponding period in 2008. The decrease was due to higher revenue from land sales and higher interest income for the nine months in 2008.

Expenses for the three-month period ended August 31, 2009 were $20.9 million compared to $31.3 million for the same period in 2008. During the quarter, the Company recorded a foreign exchange loss of $0.1 million compared to a foreign exchange loss of $7 million for the same period in 2008. The reduction in loss in 2009 is mainly a result of the strengthening Canadian dollar against the US dollar during the third quarter of 2009 on US dollar denominated convertible notes and the Donlin Creek promissory note. The Company expended $3.8 million on exploration activities mainly on the Donlin Creek project during the three-month period ended August 31, 2009 compared to $16.2 million for the same period in 2008 that was expended predominantly on studies at Galore Creek. The Company also expended $8.6 million on care and maintenance activities at the Rock Creek and Galore Creek projects during the quarter compared to $5.4 million in 2008 which related to Galore Creek alone. Operations at the Rock Creek project were suspended in 2008 and placed into care and maintenance with all costs being expensed as incurred. The Company recorded an expense of $0.8 million and $0.4 million for stock-based compensation during the same periods in 2009 and 2008, respectively. During the third quarter of 2009, the Company granted 110,000 options and 524,550 performance share units to employees, consultants and directors.

Net expenses for the nine-month period ended August 31, 2009 were $61.8 million compared to $33 million for the same period in 2008. A significant factor to the net gain recorded in 2008 is a $48.8 million gain on disposal of investments and a $20.9 million suspension cost recovery at Galore Creek, net of related non-controlling interest at the Galore Creek project. During the nine months, the Company had lower exploration expenditures of $14.6 million mainly related to Donlin Creek compared to $36.9 million in 2008 ($10 million related to Galore Creek, $19 million related to Donlin Creek and $7.9 million related to Rock Creek), and recorded a foreign exchange gain of $11.5 million compared to a loss of $6.7 million in 2008. Offsetting this was an increase in interest and accretion as well as project care and maintenance, totaling $39.8 million during the nine months in 2009 compared to $9.2 million in 2008. The interest and accretion relates to the convertible notes and bridge loan and the care and maintenance relates to the Rock Creek and Galore Creek projects. In nine-month period of 2008, some of the costs estimated at the November 30, 2007 year end for suspension at Galore Creek were reversed since GCMC was able to negotiate a favorable purchase of contractors’ equipment remaining at the construction site, the costs of which were capitalized.

For the three-month period ended August 31, 2009, the Company recorded a future income tax (“FIT”) recovery of $0.8 million, which resulted mainly from additional losses from exploration expenditures incurred in Canada and the benefit of an income tax reduction on long-term tax rates in British Columbia.

Outlook
At August 31, 2009, the Company had cash and cash equivalents of $46.4 million and working capital of $38.0 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $20.2 million.

During the nine-month period ended August 31, 2009, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable into one share of the Company at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share, and 1,615,000 warrants at $1.53 per share were exercised for net proceeds of $2.5 million. The Company also sold its holdings in Alexco for net proceeds of $3.8 million.

The Company’s remaining share of the 2009 budget to be funded at the Donlin Creek project is approximately US$4.9million, the majority of which is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance pending a review of whether to recommence start-up activities at the project. The current remaining care and maintenance budget at Rock Creek for the balance of 2009 is approximately US$6 million. The budget for road work, care and maintenance and optimization activities at the Galore Creek project for 2009 is $16 million of which $3 million remained at August 31, 2009. Under the revised partnership agreement, Teck is funding 100% of these costs.

The Company’s wholly-owned subsidiary, Alaska Gold Company (“AGC”) has entered into a settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve alleged violations of the Clean Water Act (“CWA”) at the Rock Creek mine during the period from April 2007 to September 2008. EPA alleged that during the period between April 2007 and September 2008, AGC’s storm water discharges at the Rock Creek mine exceeded CWA turbidity standards (i.e., cloudiness of water) in streams near the mine on several occasions. The EPA and AGC settlement agreement resolves this matter. As a part of the agreement with EPA, AGC has agreed to pay the federal government US$883,628. Payment of the settlement amount occurred subsequent to August 31, 2009.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, and is currently examining the potential to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and/or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (Barrick). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (Teck). NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts

Don MacDonald
Senior Vice President & CFO

Greg Johnson
Vice President Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.